UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

The Registrant’s Audited Results for the 52 Weeks Ended 31 December 2010 and Unaudited Fourth Quarter Results

EXHIBITS

Exhibit No.	Description
1.1	The Registrant’s Audited Results for the 52 Weeks Ended 31 December 2010 and Unaudited Fourth Quarter Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: February 9, 2011	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

CSR PLC UNAUDITED RESULTS FOR THE FOURTH QUARTER
 AND AUDITED RESULTS FOR THE 52 WEEKS ENDED 31 DECEMBER 2010

Q4 revenue and margin at upper end of market guidance
Good results for the full year
Good progress on key catalysts for growth in 2011 and beyond

London, 9 February 2011: CSR reports Q4 and full year results for the 52 weeks ended 31 December 2010

●	Solid fourth quarter financial performance
o	Q4 revenue of $184.8m at upper end of market guidance (Q4 2009: $198.1m),
o	Improved underlying* gross margin in Q4 of 48.7% (Q4 2009: 47.3%),
o	Higher underlying* R&D costs in Q4 of $49.4m (Q4 2009: $43.2m) resulting from the purchase of intellectual property (“IP”),
o	Higher underlying* SG&A expenses in Q4 of $32.5m (Q4 2009: $24.6m), reflecting higher legal costs prior to reaching a settlement with Broadcom Corporation (“Broadcom”),
o	Underlying* diluted EPS of $0.07 (Q4 2009: $0.14); diluted EPS loss under IFRS of $0.16 (Q4 2009: earnings of $0.11),
o	IFRS Q4 equivalents: Gross margin 47.9% (Q4 2009: 47.3%), SG&A expenses $94.8m (Q4 2009: $25.5m), R&D costs $51.8m (Q4 2009: $47.1m).
●	Good financial performance for the full year
o	Revenue growth of 33% to $800.6m (2009: $601.4m); aggregated* revenue growth of 17% to $800.6m (2009 aggregated* revenue: $681.9m), reflecting pre-acquisition SiRF revenues,
o	Improved underlying* gross margin of 47.7% (2009: 44.6%),
o	Underlying* operating profit tripled to $79.0m (2009: $26.9m),
o	Underlying* diluted EPS more than doubled to $0.43 per share (2009: $0.20),
o	Diluted EPS under IFRS of $0.09 (2009: loss of $0.07), reflecting the exceptional charge for the cost of the legal settlement with Broadcom,
o	IFRS Full Year equivalents: Gross margin 47.0% (2009: 44.6%), operating loss $6.3m (2009: loss $15.9m), diluted EPS $0.09 (2009: EPS loss of $0.07).
●	Strong operating cash flow with total cash of $440.1m (2009: $412.4m), after buying back $37.5m of shares.
●	Intention to pay a proposed maiden dividend of $0.065 (£0.04) per share announced.
●	Good progress on key catalysts for growth in 2011 and beyond
o	Bluetooth and GPS products (CSR8000 and SiRFstarIV) ramping well in handsets, with an important new Tier One Smartphone design win for SiRFstarIV,
o	Good Wi-Fi traction with 30 design wins in 2010,
o	Further design wins and overall market growth driving our Audio & Consumer and Automotive & Personal Navigation Devices (“PND”) businesses.
●	Legal settlement with Broadcom ends all litigation and legal proceedings between the parties.

Fourth Quarter Financial Summary	Underlying*				IFRS
	Q4 2010	Q4 2009	Change		Q4 2010	Q4 2009	Change
Revenue	$184.8m	$198.1m	$(13.3m	)	$184.8m	$198.1m	$(13.3m	)
Gross margin	48.7%	47.3%	1.4%		47.9%	47.3%	0.6%
R&D expenditure	$49.4m	$43.2m	$6.2m		$51.8m	$47.1m	$4.7m
SG&A expenditure	$32.5m	$24.6m	$7.9m		$94.8m	$25.5m	$69.3m
Operating profit (loss)	$8.1m	$25.8m	$(17.7m	)	$(58.1m )	$21.0m	$(79.1m	)
Diluted earnings (loss) per share	$0.07	$0.14	$(0.07)		$(0.16)	$0.11	$(0.27)
Net cash from operating activities	$10.5m	$20.9m	$(10.4m	)	$10.5m	$20.9m	$(10.4m	)

52 Weeks Ended 31 December 2010	Underlying*			IFRS
	2010	2009	Change	2010		2009	Change
Revenue	$800.6m	$601.4m	$199.2m	$800.6m		$601.4m	$199.2m
Gross margin	47.7%	44.6%	3.1%	47.0%		44.6%	2.4%
R&D expenditure	$189.2m	$155.5m	$33.7m	$199.9m		$169.7m	$30.2m
SG&A expenditure	$114.1m	$85.9m	$28.2m	$182.9m		$114.5m	$68.4m
Operating profit(loss)	$79.0m	$26.9m	$52.1m	$(6.3m	)	$(15.9m )	$9.6m
Diluted earnings (loss) per share	$0.43	$0.20	$0.23	$0.09		$(0.07)	$0.16
Net cash from operating activities	$77.9m	$50.2m	$27.7m	$77.9m		$50.2m	$27.7m

Commenting, Joep van Beurden, Chief Executive Officer, said:  “CSR delivered fourth quarter revenue at the upper end of guidance with a further improvement in our underlying gross margin to 48.7%.  Our results for the full year were also robust, with good revenue growth, improved underlying gross margins and a tripling of our underlying operating profit.  Underlying earnings per share doubled to $0.43 and cash flow was excellent, increasing to $77.9m (2009: $50.2m). Our recent acquisitions are integrating well and contributing to our revenue growth, and we  continue to create value for our shareholders, with a share buyback in the latter part of 2010 and the intention to pay a proposed maiden dividend.

 “At our analyst day last November, we highlighted a number of catalysts to drive growth over the next several years, and we are making good progress in delivering on those catalysts.  In handsets, our CSR8000 and SiRFstarIV products are ramping well, and we secured a new Tier One design win in GPS. Our progress in Wi-Fi is especially gratifying.  Having built a meaningful presence in 2010, we have added 30 design wins over the year.  Across our Audio & Consumer and Automotive & PND Businesses, overall market growth and our momentum in design wins from new and existing customers continue to underpin our performance.

“Our product roadmap and partnership strategies are progressing well. CSR9800, our 40nm Bluetooth/Wi-Fi combination chip and SiRFstarV, our next generation location platform, also on 40nm, are both in advanced stages of development and are receiving good feedback from potential customers.  Our SiRFprimaII platform for automotive infotainment now has four Tier One launch customers, and CSR8600, our next generation headset platform, has two Tier One launch customers.  With an exciting roadmap of more than 30 new products launching over the next several years and the growth prospects in our markets for connectivity and location expanding, we are confident of our ability to drive shareholder value.”

Outlook
For 2011 overall, we reiterate our expectation to continue growing revenues.  We expect first quarter revenues to be in the range of $155m to $170m, reflecting normal seasonality.

Recent CSR Highlights
26 Jan 2011	CSR Licences Advanced ARM Cortex multiprocessor technology
11 Jan 2011	CSR and Broadcom settle all litigation
06 Jan 2011	ID8-Mobile opts for CSR’s headset audio platform for ultra-slim, designer Bluetooth headset MoGo Talk HD1
06 Jan 2011	CSR aptX streams room-filling sound for Altec Lansing’s new wireless speaker
06 Jan 2011	CSR’s aptX hi-fi quality Bluetooth stereo is selected for Samsung mobile devices
22 Dec 2010	CSR delivers next-generation Bluetooth to PCs with BlueSlim2
25 Nov 2010	CSR aptX helps new Conran Audio Speaker Dock deliver CD-quality stereo over Bluetooth wireless connectivity
25 Nov 2010	CSR kicks-off first China community programme with donation to Shanghai migrant school
11 Nov 2010	CSR ready to unleash the power of Wi-Fi Direct™ with release of CSR9100™
5 Nov 2010	CSR showcases aptX Live audio CODEC demonstrator for low-power, spectrum-efficient Digital Wireless Microphone systems

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying and aggregated line item disclosure.  CSR believes that these underlying and aggregated items (in particular, underlying gross margin, underlying R&D, SG&A expenditure, and operating profit, operating margin, profit before tax and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying and aggregated measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying and aggregated measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.  A reconciliation of each underlying measure to the nearest IFRS measure is provided in notes 4, 5, 6 and 7.

*Underlying results for Q4 2010 add back charges in cost of sales for amortisation of acquired intangible assets (Q4 2010: $1.5m; Q3 2010: $1.5m; Q4 2009: $nil), in R&D for the amortisation of acquired intangible assets  (Q4 2010: $1.2m; Q3 2010: $1.2m; Q4 2009: $2.5m) and share option charges (Q4 2010: $1.1m;

Q3 2010: $1.3m; Q4 2009: $1.4m) and in SG&A for amortisation of acquired intangible assets (Q4 2010: $0.9m; Q3 2010: $0.9m; Q4 2009: $1.0m), integration and restructuring charges (Q4 2010: $1.1m; Q3 2010: $nil; Q4 2009: $0.1m), acquisition fees (Q4 2010: $nil; Q3 2010: $0.4m; Q4 2009: $nil), share option charges (Q4 2010: $0.6m; Q3 2010: $0.9m; Q4 2009: $0.1m (credit)) and the litigation settlement (Q4 2010: $59.8m; Q3 2010: $nil; Q4 2009: $nil). Underlying diluted earnings per share also adds back the tax effects associated with the above items, as well as the recognition of pre-acquisition losses (Q4 2010: credit of $11.9m; Q3 2010: $nil; Q4 2009: $nil) and tax impacts of deferred tax on share options (Q4 2010: $0.5m; Q3 2010: $0.5m; Q4 2009: $nil).

2010 refers to the 52 week period ended 31 December 2010; 2009 refers to the 52 week period ended 1 January 2010.  Underlying results for 2010 add back charges in cost of sales for amortisation of acquired intangible assets (2010: $5.7m; 2009: $nil), in R&D for the amortisation of acquired intangible assets  (2010: $5.0 m; 2009: $7.5m) and share option charges (2010: $5.8m; 2009: $6.8m) and in SG&A, amortisation of acquired intangible assets (2010: $3.5m; 2009: $2.0m), integration and restructuring charges (2010: $1.1m; 2009: $12.2m),  acquisition costs (2010: $0.4m; 2009: $10.6m), share option charges (2010: $4.1m; 2009: $3.8m) and the litigation settlement (2010: $59.8m; 2009: $nil). Underlying earnings per share also excludes the tax effects associated with the above items, as well as the recognition of pre-acquisition losses (2010: credit of $11.9m; 2009: $nil) and tax impacts of deferred tax on share options (2010: $2.6m; 2009: $nil).

Enquiries:

CSR plc
Will Gardiner, Chief Financial Officer Cynthia Alers, Investor Relations Director	Tel: +44 (0) 1223 692 000

US Investors	UK Media
Kristine Mozes Mozes Communications LLC	James Melville-Ross/ Haya Herbert Burns FD
Tel: +1 781 652 8875	Tel: +44 (0) 20 7831 3113

UK Presentation
Live Presentation
Time:	9.00am GMT
Location:	UBS Office, 1 Finsbury Avenue, London, EC2M 2PP
Live video webcast:	Available on the investor relations pages of the CSR website (www.csr.com)
Dial-in via telephone:	UK Toll Free: 0800 368 1916; USA Toll Free: 1866 978 9967 Rest of the world: +44 (0)20 3140 0723

North American Conference Call
Live Conference Call
Time:	9.00 am EST on 9 February 2011
Location:	Dial-in via telephone: USA Toll Free: 1866 978 9967
Live video webcast:	Available on the investor relations pages of the CSR website (www.csr.com)

Replay of UK Presentation
Video webcast:	Available to view on demand on the investor relations pages of the CSR website (www.csr.com) from approximately 3.00pm GMT, 9 February 2011
Audio-only replay:	Available on the investor relations pages of the CSR website (http://ir.csr.com/) for one week
Dial-in replay:	UK Toll Free: 0800 368 1890; Access Code: 375662# Outside the UK: +44 (0)20 3140 0698; Access Code: 375662#

Replay of North American Conference Call
Audio webcast:	Available on the investor relations pages of the CSR website (www.csr.com) from approximately 3:00 pm EST time, 9 February 2011
Audio-only replay:	Available on the investor relations pages of the CSR website (http://ir.csr.com/) for one week
Dial-in replay:	USA Toll Free: 1877 846 3918; Access Code: 375664# Outside the USA: +44 (0)20 3140 0698; Access Code: 375664#

Operating Review
Over the past year, we have further strengthened our position in all of our key product categories:  Bluetooth, Wi-Fi and GPS.  The proliferation of connectivity and location beyond the handset into home, office and in-vehicle is continuing rapidly, changing end customers’ experience and expectations – in fact, changing the way we all work, live and play.

This is changing the profile of our business and expanding our opportunities. In all our market segments, we have strong positions and we are leveraging these positions to open new markets with focused and differentiated product and software development, establishing feature-rich platforms, and with disciplined development execution and strong operational efficiency.

In handsets, our growth was flat, reflecting lower growth in the market for feature phones where our market position remains strong, the delayed ramp at one of our lead customers for our CSR8000 and the sharp market swing to Smartphones.  We have acknowledged our relative weakness in Smartphones and we are making good progress on our product route map to reposition our portfolio and address this.

We are seeing rapidly growing attach rates for connectivity and location in the automotive, PC/tablet, camera and gaming sectors, and we believe there is significant growth potential in a range of emerging applications, from health monitoring to athletic watches.

Last year, we launched next-generation products that are now gaining traction and are expected to drive growth in 2011.  Our CSR8000 latest generation Bluetooth product, which includes our proprietary Classic Bluetooth, Bluetooth High Speed and Bluetooth low energy technologies, is shipping with two Tier One handset manufacturers as expected.  SiRFstarIV, our latest generation GPS product, has been designed with a second Tier One customer, and our SiRFPrimaII and SiRFAtlasV platforms are having good success in winning designs for feature-rich location platforms with in-dash automotive and PND customers. In 2010, Wi-Fi was a small, but strategically important part of our business.  Many of the leading companies in the handset and automotive markets are using our Wi-Fi products and we continue to build momentum, winning seven additional design wins.

We also introduced CSR µEnergy™, which enables Bluetooth ultra low power connectivity and basic data transfer in a variety of applications previously hindered by power consumption requirements, size constraints and complexity of prevailing wireless technologies.  We believe CSR µEnergy™ has wide potential, including high-volume products such as remote controls, keyboards and mice and a variety of health and well-being products.

Our aptX acquisition is performing well. In just a few months, we have secured a number of design wins using our audio compression aptX technology.  For example, in January 2011, Samsung announced that it would incorporate aptX in a broad range of its mobile devices and accessories.  We believe the aptX technologies will provide further opportunities in other markets, including in automotive and headsets where aptX technologies are market leaders.

Looking ahead, we plan to continue to drive revenue growth across all our businesses by creating and introducing differentiated products with unique, high value features in connectivity, location and audio platforms augmented by our recognised capabilities in implementation and support.  We are increasing our investment in product innovation to support the more than 30 new products on our roadmap in the coming years.  Among these, in 2011 we expect to launch our CSR 9800 Bluetooth, Wi-Fi and Bluetooth low energy combination chip, as well as SiRFstarV with deep indoors location technology.

Fourth Quarter revenue by business unit

Revenue (USD)	Q4 2010 (unaudited)	Q4 2009 (unaudited)	Change Q4’09 to Q4’10
Handsets	$73.1m	$91.0m	(20%)
Audio & Consumer	$56.1m	$49.8m	13%
Automotive & PND	$55.6m	$57.3m	(3%)
Total	$184.8m	$198.1m	(7%)

Full year revenue by business unit

Revenue (USD)	2010	2009 (aggregated)	Change 2009 to 2010	2009	Change 2009 to 2010
Handsets	$339.1m	$341.4m	(1%)	$310.8m	9%
Audio & Consumer	$238.4m	$167.6m	42%	$163.3m	46%
Automotive & PND	$223.1m	$172.9m	29%	$127.3m	75%
Total	$800.6m	$681.9m	17%	$601.4m	33%

Note: Aggregated revenue for 2009, which is a non-GAAP performance measure, includes revenues from SiRF from the first day of 2009 rather than from the date of acquisition under IFRS.

Handsets
42% of FY10 total revenue; 40% of Q4’10 total revenue (aggregated FY09 50%, Q4’09 46%)
In the fourth quarter, Handset revenue was $73.1m, down 20% on Q4 2009 ($91.0m).  Handset revenue in 2010 increased 9% to $339.1m (2009: $310.8m), as 2010 included the impact of a full year of SiRF GPS revenue. On an aggregated basis, Handset revenues fell by 1%. Non-GPS revenues fell due to normal reductions in weighted average selling prices, whilst volume shipments increased.  Our Handset performance was constrained by our low exposure to the Smartphone market and the delayed ramp at one of our lead customers for our CSR8000 device.  Our strength in the feature phone market partially offset this weakness.

The feature phone market remains substantial, with expected shipments of more than 700 million units per year.  We expect to continue to perform well in feature phones in 2011. We are committed to strengthening our position in the Smartphone market and we have a clear strategy to achieve this.

Our latest Bluetooth and GPS products – the CSR8810 and SiRFstarIV devices – are currently ramping with Tier One original equipment manufacturers.  In GPS, we have secured an important additional Tier One design win, and we see opportunity for more design wins in 2011. The CSR9800, our 40nm Bluetooth + Wi-Fi + CSR µEnergy combination chip, is to be sampled by customers this summer, at which time we also plan to launch SiRFstarV, a highly differentiated GPS device that incorporates deep indoors location technology.  Both devices are receiving positive feedback and we believe they provide the opportunity for us to secure design wins in the Smartphone market in late 2011 that would increase our penetration of the Smartphone market in 2012.

Technologies such as Bluetooth low energy and Wi-Fi Direct are providing new opportunities for discrete solutions in Smartphones and in feature phones.  Our platform partnership with Infineon Technologies is progressing well and has resulted in increased interest in our Bluetooth and Wi-Fi technologies for adoption into feature phones in 2011 and beyond.  In addition to the Tier One customer currently ramping with our CSR8810 on the Infineon platform, this partnership is generating interest in emerging economies such as China.

Audio & Consumer
30% of FY10 total revenue; 30% of Q4’10 total revenue (aggregated FY09 25%, Q4’09 25%)
In the fourth quarter, demand for our Audio & Consumer products was robust, resulting in a 13% increase in revenues to $56.1m for the quarter (Q4 2009: $49.8m).  Revenue for 2010 increased 46% to $238.4m (2009: $163.3m), as 2010 included the impact of a full year of SiRF GPS revenue.  When compared to 2009 on an aggregated basis, revenue for the year increased by 42% to $238.4m (2009: $167.6m).

The majority of the growth came from the headset market, where shipment volumes and revenues increased as the market oversupply problems experienced in the first half of 2009 did not recur.  There was also strength in the gaming market where revenues grew as a result of the launch of new products and increased market share for our main end customer in this market.  GPS revenues in this segment almost doubled as GPS technology was included in more cameras and fitness applications.  Bluetooth revenues increased from the PC market as we won a number of new customers.

This strong growth is a result of maintaining our leadership position in headsets and market share gains in the gaming and PC markets, as well as growth in demand for our GPS products.  While Bluetooth remains our primary technology in this market, GPS penetration continues to increase as devices such as digital still cameras and athletic watches implement location-based functionality to enhance the user experience.

In the audio space, we remain the market leader, with more than 70% of the overall headset market, and more than 90% of the emerging stereo headset market.  In the fourth quarter, CSR won 75% of all new headset designs, about 25% of which were for stereo headset devices.  New designs launched recently included headsets from Bose, Creative and Motorola, as well as wireless speakers from Aliph for the JAMBOX and Creative for the ZiiSound.  The aptX acquisition we completed last year has further enhanced our offering in this market.  For example, last month at the Consumer Electronics Show (“CES”) in Las Vegas, Samsung announced that it would incorporate our aptX hi-fi quality Bluetooth stereo technology into a broad range of its mobile devices and accessories.  We believe that further deployment of aptX into the handset market will drive additional demand for the technology in the automotive and headset market segments, as well as in other mobile devices.

We continue to gain market share within the PC market with our PC Wi-Fi provider partners and within the tablet market for our Bluetooth and GPS technologies.  Recently Intel Corporation, one of our PC partners, introduced two new Wi-Fi + Bluetooth chips as part of the Intel Wireless product line. These are the first of the Intel branded products to be launched using our Bluetooth IP, which Intel is licensing from CSR.  In the fourth quarter, we also won an additional PC design with a Tier One PC manufacturer and won a number of tablet designs in Asia.  We recently announced our latest PC Bluetooth® Module, BlueSlim2, which is a qualified Bluetooth module reference design for notebooks, netbooks and tablets, providing a fast, simple and cost-effective route for original equipment manufacturers to integrate the latest Bluetooth functionality into PC module designs.  In the gaming market, our lead customer is expected to maintain its strong position.

In other consumer devices, our GPS solutions are picking up momentum in markets where geo-tagging and location-aware applications gained popularity last year.  In the fourth quarter, we won a number of new design wins for digital still cameras and athletic watches.

As we look to 2011 and beyond, demand for the products we offer in the audio and consumer markets continues to grow.  We intend to build on our strong position in many of the markets to support further growth in our Audio & Consumer Business during 2011.

Automotive & Personal Navigation Devices
 28% of FY10 total revenue; 30% of Q4’10 total revenue (aggregated FY09 25%, Q4’09 29%)
During the fourth quarter, demand for our Automotive & PND products was in line with management expectations.  Revenues decreased 3% to $55.6m (Q4 2009: $57.3m). This slight decrease year on year was mainly due to the capacity constraints previously reported.  For the full year, our Automotive & PND business unit grew by 75% to $223.1m, compared with $127.3m in 2009.  When compared to 2009 on an aggregated basis, revenues grew 29% to $223.1m (2009: $172.9m).  This strong growth was in spite of the capacity constraints we experienced in the second half of the year and is a result of higher attach rates for our technologies in the automotive market, where we hold a leading position, and PND growth in emerging markets.

Evidence of the strong growth of the connectivity centre in the automotive market was apparent at CES in Las Vegas where several new automotive products that use CSR’s technologies were introduced.  General Motors announced an after-market version of their OnStar communications system that utilises CSR’s Bluetooth and GPS technology.  Hyundai launched at CES its BlueLink® Telematics platform, which incorporates more than 30 innovative connectivity functions and core safety services, including maintenance alerts, remote door lock/unlock capabilities, remote start, and “geofence" text-message alert for parents of young drivers, and stolen vehicle slowdown and recovery features.  BlueLink® incorporates CSR’s Bluetooth technologies.  We have also been leveraging our strong market position in Bluetooth to capitalise on growing demand for CSR’s automotive grade Wi-Fi solution.  In recent trade shows, Tier One suppliers have given early demonstrations of technologies using CSR Wi-Fi solutions within the automotive sector.

Several CSR Bluetooth and GPS automotive design wins began production in the fourth quarter, including those for Audi, Ford and Toyota.  In addition, our SiRFprimaII platform for the automotive market, which is in advanced stages of development, is generating strong customer interest.  We now have four lead customers across three different APAC regions for this multifunction location platform.  This is a direct result of our efforts to move our System on

Chip platforms into high-end PNDs and in-dash automobiles, where we enjoy higher gross margins for our automotive-grade quality and complete platform solutions.

Looking forward, we expect overall demand for connectivity and location solutions in the car to strengthen, as vehicles become a major connectivity centre for infotainment and telematics applications and we see attractive growth opportunities in emerging markets where penetration rates are still relatively low and where we have a strong market position.  CSR is well positioned to benefit from these growth trends.  We also expect to see incremental growth in the second half of the year, once we have resolved our previously announced capacity constraint issues for this market.  In addition, as our best-in-class audio technology, aptX, gains broad adoption in handsets and portable consumer devices, we believe there is an opportunity to include that technology in our automotive solutions.

Proposed Dividend Policy
As previously announced, the Board of CSR is proposing the Company's first dividend of $0.065 (£0.04) per share in respect of the 2010 financial year, representing 2/3 of a notional $0.098 (£0.06) full year dividend that would have been paid if the Company had commenced payment of dividends sooner.   It is the Board's intention to follow a progressive dividend policy that reflects the underlying growth prospects of the Company as well as the long term outlook for growth in earnings per share and group cash flow. The Board intends to pay dividends on a semi-annual basis.

Subject to shareholder approval at the Annual General Meeting to be held on 18 May 2011, the dividend will be paid on 3 June 2011 to shareholders of record on 13 May 2011.  The dividend will be paid in sterling and holders of ordinary shares will receive £0.04 per ordinary share.

Share buy-back programme
On 13 September 2010, the Board announced a share buy-back programme of up to $50m. The Company is highly cash generative and has the financial flexibility both to act opportunistically for potential acquisitions that meet its strict investment criteria, to drive its organic development and return capital to shareholders. In light of this and the return on capital opportunity implied by the prevailing share price, the Board initiated the share buy-back programme. The last purchase was on 15 December 2010, and the cumulative 7,145,000 shares purchased accounts for a total spend of $37,487,000 to date.

People
Our people are fundamental to the success of our Company and essential in maintaining our market competitiveness, and we thank them for their corporate dedication and professional innovation over the past year.  We continued to invest in selected operations over the year, increasing our headcount to 1,554 as at 31 December 2010 (end Q3 2010: 1,505, end Q4 2009: 1,348).  In Q4 2010, staff numbers increased by the addition of 49 people, primarily in our R&D activities.

Over the year, we instituted several changes to our senior management team.  Klaus Buehring joined CSR as Senior Vice President, Global Development.  Ahmet Alpdemir, previously head of our Automotive & PND business, was appointed Senior Vice President of our Handset business.  Charlie Lesko, previously Senior Vice President, Sales, was appointed Senior Vice President of our Automotive & PND business.

Financial Review - Fourth Quarter ended 31 December 2010

IFRS Disclosure
Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying and aggregated line item disclosure.  CSR believes that these aggregated and underlying items (in particular, aggregated revenue by segment, underlying gross margin, underlying R&D expenditure, underlying sales, general & administrative (“SG&A”) expenditure, operating profit, operating margin, underlying profit before tax, underlying tax, underlying effective tax rate and earnings per share derived there from) provide additional information on underlying trends that is useful to investors.  Management uses these aggregated and underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These aggregated and underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “Underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  The term “Underlying” is defined on page 2.  The term “aggregated” is defined on page 5.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

Revenue
	Q4 ‘10	Q4 ‘09	Change Q4 ‘09 to Q4’10	Change %	Q3 ‘10	Change Q3 ‘10 to Q4’10	Change %

Revenue	$184.8m	$198.1m	$(13.3m)	(6.7%)	$222.1m	$(37.3m)	(16.8%)
Top Five Customers	41%	38%	3%	N/A	42%	1%	N/A

Gross Profit
	Q4 ‘10	Q4 ‘09	Change Q4 ‘09 to Q4’10	Change %	Q3 ‘10	Change Q3 ‘10 to Q4’10	Change %

Underlying Gross Profit	$90.1m	$93.6m	$(3.5m)	(3.7%)	$106.7m	$(16.6m)	(15.6%)
Gross Profit	$88.5m	$93.6m	$(5.1m)	(5.4%)	$105.2m	$(16.7m)	(15.9%)
Underlying Gross Margin	48.7%	47.3%	1.4%	N/A	48.0%	0.7%	N/A
Gross Margin	47.9%	47.3%	0.6%	N/A	47.4%	0.5%	N/A

Gross margins continued to improve, primarily driven by a change in the product mix, with an increasing proportion of revenues derived from our higher margin businesses, Audio & Consumer and Automotive & PND.

Operating Expenses
	Q4 ‘10	Q4 ‘09	Change Q4 ‘09 to Q4’10	Change %	Q3’10	Change Q3 ‘10 to Q4’10		Change %

Underlying R&D expenditure	$49.4m	$43.2m	$6.2m	14.4%	$43.7m	$5.7m		13.0%
R&D expenditure	$51.8m	$47.1m	$4.7m	10.0%	$46.2m	$5.6m		12.1%
Underlying SG&A expenditure	$32.5m	$24.6m	$7.9m	32.1%	$27.7m	$4.8m		17.3%
SG&A expenditure	$94.8m	$25.5m	$69.3m	271.8%	$29.9m	$64.9m		217.1%
Share-based payment charges	$1.7m	$1.3m	$0.4m	30.8%	$2.2m	$(0.5m	)	(22.7%)

Operating expenses were higher than in the fourth quarter of 2009. This was due to expenses associated with the settlement of litigation with Broadcom and the purchase of IP. This contributed to underlying operating profit being lower in the fourth quarter of 2010 than in the year earlier period. We currently expect operating expenses in 2011 to be between $305m and $315m.

SG&A expenditure under IFRS during the period included a $59.8m one-off charge reflecting the settlement of the Broadcom litigation.  This charge reflects the present value of a $5m upfront payment, and 20 equal quarterly payments of $3.125m for the next five years commencing in 2011.

Operating Profit

	Q4 ‘10	Q4 ‘09	Change Q4 ‘09 to Q4 ‘10		Q3 ‘10	Change Q3 ‘10 to Q4 ’10

Underlying operating profit	$8.1m	$25.8m	$(17.7m	)	$35.3m	$(27.2m	)
Operating (loss) profit	$(58.1m )	$21.0m	$(79.1m	)	$29.2m	$(87.3m	)
Underlying operating margin	4.4%	13.0%	(8.6%)		15.9%	(11.5%)
Operating margin	(31.4%)	10.6%	(42.0%)		13.1%	44.5%

Lower underlying operating margins in the period reflect lower revenue and higher operating expense than in the fourth quarter of 2009.  Operating margins under IFRS reflect the impact of the Broadcom settlement as well.

Underlying operating profit decreased by $17.7m to $8.1m (Q4 2009: $25.8m).  The operating loss under IFRS of $58.1m was lower than the profit of $21.0m in Q4 2009, reflecting the expenses arising from settlement of litigation and the related legal fees.

Investment Income and Finance income (expense)

	Q4 ‘10		Q4 ‘09	Change Q4 ‘09 to Q4’10		Change %	Q3 ‘10	Change Q3 ‘10 to Q4’10		Change %

Investment income	$0.2m		$0.2m	-		-	$0.2m	-		-
Finance (expense)/income	$(0.4m	)	$0.7m	$(1.1m	)	N/A	$1.1m	$(1.5m	)	N/A

Our investment income remained low during the period, as interest rates continue to be very low globally. Finance income reflects exchange gains on non-U.S. dollar cash balances.

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2010 was $1.55 (2009: $1.93).  We hedge a substantial proportion of our UK sterling denominated operating expenses with US dollar forward contracts 11 to 15 months in advance, at an expected average rate for 2011 of $1.544.

Tax

	Q4 ’10		Q4 ‘09	Change Q4 ‘09 to Q4 ’10 2010		Q3 ‘10	Change Q3 ‘10 to Q4 ’10 2010

Underlying profit before taxation	$7.9m		$26.7m	$(18.8m	)	$36.7m	$(28.8m	)
(Loss) profit before taxation	$(58.3m	)	$21.9m	$(80.2m	)	$30.5m	$(88.8m	)
Underlying tax (credit) charge	$(4.6m	)	$1.5m	$(6.1m	)	$2.8m	$(7.4m	)
Tax (credit) charge	$(31.0m	)	$1.5m	$(32.5m	)	$3.1m	$(34.1m	)
Underlying effective tax rate	(57.9%)		5.6%	N/A		7.5%	N/A
Effective tax rate	53.2%		6.7%	N/A		10.3%	N/A

The IFRS tax credit during the quarter reflects the impact of the Broadcom settlement, as well as the recording of a deferred tax asset of $11.9m as we recognised a portion of our tax losses in the U.S. Going forward, we expect our underlying tax rate to be in the low 20% range.

A description of the key factors in the full year tax credit and the underlying tax charge is given in the tax section below discussing the results for the full year.

Earnings

	Q4 ‘10	Q4 ‘09	Change Q4 ‘09 to Q4’10	Change %	Q3 ‘10	Change Q3 ‘10 to Q4’10	Change %

Underlying diluted earnings per share	$0.07	$0.14	$(0.07)	N/A	$0.19	$(0.12)	N/A
Diluted (loss) earnings per share	$(0.16)	$0.11	$(0.27)	N/A	$0.15	$(0.31)	N/A

Cash

	Q4 ‘10	Q4’09	Change Q4 ‘09 to Q4 ‘10		Change %

Cash, cash equivalents and treasury deposits	$440.1m	$412.4m	$27.7m		6.7%
Net cash from operating activities	$10.5m	$20.9m	$(10.4m	)	(49.8%)

We ended the quarter with $440.1m in cash, relative to $457.5m at the end of the third quarter.  This reflected $10.5m of operating cash inflow as well as an outflow of $25.5m for the repurchase of shares.

Balance Sheet

	31 December 2010 (Q4 ‘10)	1 January 2010 (Q4 ‘09)	Change Q4 ‘09 to Q4’10	Change %	1 October 2010 (Q3 ‘10)	Change Q3 ‘10 to Q4’10		Change %

Inventory	$85.3m	$72.3m	$13.0m	18.0%	$91.6m	$(6.3m	)	(6.9%)
Inventory days (for quarter ended)	82	63	19	N/A	72	10		N/A
Trade Receivables	$85.6m	$84.3m	$1.3m	1.5%	$96.6m	$(11.0m	)	(11.4%)
Days’ sales outstanding	40	40	-	N/A	37	3		N/A

Financial Review
52 weeks ended 31 December 2010

Revenue

	2010	2009	Change 2009 to 2010	Change %

Revenue	$800.6m	$601.4m	$199.2m	33.1%
Top Five Customers	54%	43%	11%	N/A

Our revenue in 2010 increased to $800.6m, representing a 33% increase on 2009 revenue ($601.4m).  During 2009, we acquired SiRF which contributed approximately $130.0m of GPS revenue in that year.  In 2010, we recorded a full year of GPS revenue.  On an aggregated basis (including SiRF revenues of $80.5m for the period of 2009 prior to the acquisition), revenue grew by 17% from $681.9m to $800.6m, with growth in both Bluetooth and GPS.

The increase in revenue was achieved despite the volume-weighted average selling price across all products declining by 1% from 2009 to 2010. Volume weighted average selling prices declined for both GPS and Bluetooth products, however these declines were substantially offset by the higher proportion of revenues from GPS products, which have a higher average selling price.

We saw particularly strong growth in our Automotive & PND and Audio & Consumer businesses, which are described further below.  This positive impact was offset to an extent by weakness in our handset business, where our lack of penetration in Smartphones and the related trend favouring combination devices have meant that the Handset business was able to achieve only modest growth.

Gross Profit

	2010	2009	Change 2009 to 2010	Change %

Underlying Gross Profit	$382.2m	$268.3m	$113.9m	42.5%
Gross Profit	$376.6m	$268.3m	$108.3m	40.4%
Underlying Gross Margin	47.7%	44.6%	3.1%	N/A
Gross Margin	47.0%	44.6%	2.4%	N/A

In 2010, our gross margin which is the ratio of gross profit to revenue increased to 47.0% of revenue, from 44.6% in 2009. In absolute terms, gross profit increased from $268.3m to $376.6m in 2010, an increase of 40.4%.

Gross profit is stated after charging $5.7m of amortisation of intangible assets, which were recognised on the acquisition of SiRF in 2009 and related to products in development at that time.  During 2010, these products started shipping in volume and the amortisation was therefore charged to cost of sales, whilst in 2009 it was charged to research and development as these products were still in the development phase.  Excluding this charge, the underlying gross margin was 47.7%.

The underlying gross margin increased from 44.6% in 2009 to 47.7% in 2010 due to a combination of the fair value adjustment in 2009 which reduced the 2009 gross margin by 1%, the increased proportion of GPS revenues as a result of the inclusion of a full year of GPS revenues and the shift in the business mix from the Handset business to the other segments which generally have a higher gross margin.

Operating Expenses

	2010	2009	Change 2009 to 2010		Change %

Underlying R&D expenditure	$189.2m	$155.5m	$33.7m		21.7%
R&D expenditure	$199.9m	$169.7m	$30.2m		17.8%
Underlying SG&A expenditure	$114.1m	$85.9m	$28.2m		32.8%
SG&A expenditure	$182.9m	$114.5m	$68.4m		59.7%
Share-based payment charges	$9.8m	$10.6m	$(0.8m	)	(7.5%)

In 2010, R&D costs were $199.9m, a 17.8% increase from the $169.7m of R&D expenditure in 2009.

Underlying R&D expenditures in 2010 were $189.2m, compared to $155.5m in 2009.  The increase was due to the inclusion of a full year of SiRF R&D expenditure, which was offset by the synergies arising in the  second half of 2009 as a result of the combination of the CSR and SiRF R&D departments and the investment in increased headcount in 2010 as we sought to enhance our development capability in specific areas, particularly in Wi-Fi.  The combination of the acquisition of SiRF and these targeted personnel additions led to average R&D headcount increasing from 811 in 2009 to 1,041 in 2010.  Combined R&D headcount as at the completion of our acquisition of SiRF was 1,014.

There was also around $9m of spending on intellectual property licensing for inclusion in some of our next generation of System on Chip products where customers are demanding increased processor power.

Share-based payment charges decreased by around $1m year on year, mainly due to changes in our assessments of the likely achievement against performance targets.

The decline in amortisation of acquired intangible assets from $7.4m to $5.0m was a combination of the inclusion of a full year of amortisation for the assets recognised on the acquisition of SiRF in 2009, which was offset by the allocation of amortisation to cost of sales as described above.

We expect to continue to invest in research and development at a level appropriate to maintain our competitive market position.

SG&A costs in 2010 were $182.9m, representing a 59.7% increase from $114.5m in 2009.  The primary reason for the increase was the litigation dispute settlement charge of $59.8m, at the end of 2010.

This was the result of the comprehensive settlement of all outstanding litigation with Broadcom. The settlement resolves all litigation ongoing between SiRF and Broadcom at the time of the acquisition of SiRF by CSR in June 2009, including principally the termination of the International Trade Commission Cease and Desist Order and Limited Exclusion Order which went into final effect prior to the acquisition of SiRF, as well as additional litigation between CSR and Broadcom following the acquisition.  The terms included a covenant by each party, expiring in January 2016, not to sue the other or any third parties, including the other’s customers, for infringement based on the use of the other's products.

In connection with this comprehensive settlement, CSR has agreed to make an initial payment of $5m and payments of $12.5m per year for five years.  This was recorded in the 2010 results at the net present value of $59.8m.  Prior to mediation being commenced in December 2010, it was not possible to predict the outcome of the litigation or readily estimate the amount of any liability and no provision had been recorded as no outflow was considered probable.

This increase was offset by decreases in acquisition-related fees - we incurred $10.6m on the acquisition of SiRF in 2009, whereas we only incurred $0.4m on the acquisition of APT Licensing Limited in 2010 and integration and restructuring charges in 2010 of $1.1m related to the closure of our Stockholm office in the fourth quarter of 2010, compared to $12.2m in 2009 related to the reorganisation following the acquisition of SiRF.

There was also an increase in SG&A as a result of $3.5m (2009: $2.0m) for the amortisation of acquired intangible assets, this was the amortisation of customer relationships and trade names recognised on the acquisition of SiRF.

Underlying sales, general and administrative expenses were $114.1m representing a 32.8% increase compared to 2009 underlying sales, general and administrative expenses of $85.9m. This increase was primarily as a result of the acquisition of SiRF during 2009.  In addition, there were higher litigation costs, principally in connection with the increase in the scope of litigation in the second half of 2010, including lawsuits filed asserting CSR patents, prior to the ensuing settlement, although this was partially mitigated by the synergies achieved in the second half of 2009 (2010 average headcount 422, 2009; average headcount 356). Combined SG&A headcount immediately following the SiRF acquisition was 430.

Operating Profit (Loss)

	2010	2009	Change 2009 to 2010

Underlying operating profit	$79.0m	$26.9m	$52.1m
Operating (loss)	$(6.3m )	$(15.9m )	$9.6m
Underlying operating margin	9.9%	4.5%	5.4%
Operating margin	(0.8%)	(2.6%)	1.8%

The operating loss for 2010 was $6.3m compared to a loss of $15.9m in 2009. The reduced loss was primarily the result of higher revenue and gross profit, which was offset by increased operating expenses, which were $382.8m in 2010 compared with $284.2m in 2009, an increase of 35%, and primarily attributable to the Broadcom settlement charges.

The operating margin in 2010 (including the operating expense items noted above) was a loss of 0.8% compared to a loss of 2.6% in 2009.

Underlying operating profit for 2010 was $79.0m compared to $26.9m for 2009. The underlying operating margin for 2010 was 9.9% compared to 4.5% in 2009.

Investment Income and Finance income (expense)

	2010		2009		Change 2009 to 2010		Change %

Investment income	$0.8m		$1.9m		$(1.1m	)	(57.9%)
Finance expense	$(0.3m	)	$(0.2m	)	$(0.1m	)	(50.0%)

Investment income represents interest earned on cash and cash equivalents.  Investment income declined 57.9% to $0.8m (2009: $1.9m), reflecting the lower interest rate environment in 2010.  Although interest rates were unchanged in 2010, the lower earned income reflects the maturing of higher rate deposits placed in 2008, which increased prior year investment income.

Tax

	2010		2009		Change 2009 to 2010

Underlying profit before taxation	$79.5m		$28.6m		$50.9m
Loss before taxation	$(5.7m	)	$(14.2m	)	$8.5m
Underlying tax charge/(credit)	$(2.2m	)	$2.1m		$4.3m
Tax (credit)	$(22.3m	)	$(2.9m	)	$19.4m
Underlying effective tax rate	(2.8%)		7.4%		N/A
Effective tax rate	(391.4%)		20.6%		N/A

The underlying tax charge for 2010 was $2.2m, representing an effective tax rate of 2.8%, compared to a tax credit of $2.1m in 2009.

The table below illustrates the difference between the rate of 2.8% and the UK statutory rate of 28%.

Underlying profit before tax Full Year 2010	$79.5m		28.0%
Tax at 28%	$22.3m		28.0%
Effect of tax rates in other jurisdictions	$(11.4m	)	(14.3%)
R&D tax credit	$(7.3m	)	(9.2%)
Other	$(1.4m	)	(1.7%)
Tax charge	$2.2m		2.8%

The underlying effective tax rate for the year was 2.8%, which differed from the UK statutory rate of 28% due mainly to the additional deduction to be carried forward for the R&D tax credit ($7.3m – 9%); the impact of lower tax rates in the various jurisdictions in which our subsidiaries operate, particularly related to the final year of operation of the legacy SiRF tax structure which was in place at the date of acquisition ($11.4m – 14%).

The tax credit of $22.3m recorded under IFRS mainly resulted from the recognition of deferred tax assets, including $11.9m of US tax losses and the $7.3m R&D tax credit in the UK mentioned above, as well as the lower tax rates for some of our subsidiaries.

Earnings

	2010	2009	Change 2009 to 2010	Change %

Underlying diluted earnings per share	$0.43	$0.20	$0.23	N/A
Diluted earnings (loss) per share	$0.09	$(0.07)	$0.16	N/A

Underlying earnings per share increased by $0.23 to $0.43 (2009: $0.20).  Diluted earnings per share increased by $0.16 to $0.09 (2009: IFRS loss of $0.07).

Litigation status update
As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations.  We are regularly involved in pending and threatened litigation in the course of our business and industry, in which litigation may be inherently uncertain.   With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe in the overall interests of CSR.  At any given time, we are involved at varying stages of patent litigation in the course of our business.

Broadcom
All litigation between CSR and Broadcom, and our respective affiliates, has been settled.

Wi-LAN Inc. v. Acer, Inc., et al
With respect to the ongoing litigation with Wi-LAN Inc., on 2 June 2010, Wi-LAN Inc. amended its complaint in a previously filed patent infringement lawsuit (Case No. 2:10-cv-00124) in the Eastern District of Texas against a number of defendants, adding among others SiRF Technology Holdings, Inc. and CSR plc as defendants.  The amended complaint asserts that we and other of the defendants each infringe two patents of Wi-Lan.  We have answered the complaint denying the allegations.  A scheduling conference has not yet occurred, accordingly, discovery has not begun, and a trial date has not been set.  In the course of its business, CSR has indemnification obligations to various entities and, upon proper tendering of control of the litigation by one customer, CSR has taken over the  representation, including with respect to a declaratory judgment action against Wi-LAN in the Northern District of California.  That action was subsequently transferred to the Eastern District of Texas to be consolidated with Case No. 2:10-cv-00124.  An appeal for transfer back to the Northern District of California is pending in the United States Court of Appeals for the Federal Circuit challenging that ruling.  Trial date has not been set.

In another Wi-LAN case, initially asserted in 2008, relating primarily to WiFi but also implicating Bluetooth, CSR is not and has not been a party.  However, as parties to that litigation who are also suppliers to CSR’s customers, settle from that case, certain customers of CSR have indicated a desire to obtain indemnification from CSR and have requested that CSR now assume the defense and control of the litigation, which is scheduled for trial in April 2011 which offer to control had not, in fact, previously been tendered to CSR.  CSR is evaluating these requests and has not yet made a determination in this regard.

Bandspeed, Inc. v. Sony Electronics, Inc., et al
On August 7, 2009, Bandspeed, Inc. filed a patent infringement lawsuit (Case No. 1:09-cv-593 LY) in the Western District of Texas against a number of defendants, including Sony Electronics, Inc. and Apple, Inc.  Bandspeed thereafter filed amended complaints, adding additional defendants, including LEGO Systems, Inc. and Sony Computer Entertainment America (all Sony defendants collectively referred to as “Sony”).  The Patents in suit asserted by Bandspeed against each of Sony Electronics, Apple, and LEGO were the same: U.S. Patent Nos. 7,027,418 and 7,570,614.  CSR has indemnification obligations to Sony, Apple and LEGO, and certain of these defendants have requested such indemnification and CSR sought to intervene in the case.  In 2010, the Court granted CSR’s motion to intervene into this patent infringement lawsuit.  Trial date has not been set.

NordNav
In the fourth quarter of 2010, the sellers of NordNav filed for arbitration proceedings in Sweden against CSR of a potential claim in respect of a $17.5m earnout. The allegations were to be set out in a statement of claim on 7 February 2011.  This matter is currently scheduled for arbitration in October 2011, with a ruling anticipated in November of 2011.

No provision has been recorded for any of the cases above as cash out flow has not been deemed probable.

Cautionary Note Regarding Forward Looking Statements
This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and the effects of the acquisition of APT Licensing Ltd (the ‘acquisition’), now a direct, wholly-owned subsidiary of CSR, as well as other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties.  These factors include, but are not limited to: the ability to realise the expected synergies from acquisitions in the amounts or in the timeframe anticipated, a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; declines in the average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s subcontractors achieve with respect to CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to protect its intellectual property; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report and Financial Statements including, without limitation, under the heading “Risk Factors.”

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Condensed consolidated income statement

	Note		Q4 2010		Q3 2010		Q4 2009		2010		2009
		(unaudited)		(unaudited)		(unaudited)		(audited)		(audited)
			$’000		$’000		$’000		$’000		$’000

Revenue			184,801		222,057		198,077		800,608		601,399
Underlying cost of sales			(94,745)		(115,367)		(104,437)		(418,367)		(333,099)
Amortisation of acquired intangible assets			(1,527)		(1,494)		-		(5,663)		-
Cost of sales			(96,272)		(116,861)		(104,437)		(424,030)		(333,099)

Gross profit	4		88,529		105,196		93,640		376,578		268,300
Underlying research and development			(49,446)		(43,705)		(43,242)		(189,187)		(155,462)
Share option charges			(1,122)		(1,288)		(1,406)		(5,760)		(6,763)
Amortisation of acquired intangible assets			(1,213)		(1,200)		(2,501)		(4,980)		(7,488)

Research and development			(51,781)		(46,193)		(47,149)		(199,927)		(169,713)
Underlying selling, general and administrative			(32,470)		(27,655)		(24,570)		(114,078)		(85,905)
Share option charges			(583)		(907)		149		(4,062)		(3,818)
Amortisation of acquired intangible assets			(915)		(891)		(950)		(3,494)		(1,979)
Acquisition fees			-		(397)		-		(397)		(10,572)
Integration and restructuring			(1,085)		-		(95)		(1,085)		(12,227)
Litigation settlement			(59,788)		-		-		(59,788)		-
Selling, general and administrative			(94,841)		(29,850)		(25,646)		(182,904)		(114,501)

Operating (loss) profit	5		(58,093)		29,153		21,025		(6,253)		(15,914)
Investment income			170		222		178		812		1,915
Finance (expense) income			(421)		1,125		690		(264)		(243)

(Loss) profit before tax			(58,344)		30,500		21,893		(5,705)		(14,242)
Tax			31,011		(3,147)		(1,468)		22,331		2,933

(Loss) profit for the period			(27,333)		27,353		20,425		16,626		(11,309)

(Loss) earnings per share		$		$		$		$		$
Basic	7		(0.16)		0.15		0.12		0.09		(0.07)
Underlying diluted (unaudited in all periods)	7		0.07		0.19		0.14		0.43		0.20
Diluted	7		(0.16)		0.15		0.11		0.09		(0.07)

Condensed consolidated statement of comprehensive income

	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000

(Loss)/profit for the period	(27,333)	27,353	20,425	16,626	(11,309)
Other comprehensive income
(Loss)/gain on cash flow hedges	(1,252)	5,706	4,925	(3,108)	34,228
Net tax on cash flow hedges in equity	351	(1,598)	(1,295)	870	(9,589)
Transferred to income statement in respect of cash flow hedges	279	509	(708)	726	(5,463)
Tax on items transferred from equity	(74)	(143)	198	(199)	1,530
Total comprehensive (loss) income for the period	(28,029)	31,827	23,545	14,915	9,397

Condensed consolidated balance sheet

	31 December 2010	1 October 2010	1 January 2010
	(audited)	(unaudited)	(audited)
	$’000	$’000	$’000

Non-current assets
Goodwill	224,651	224,650	221,451
Other intangible assets	36,070	39,651	44,974
Property, plant and equipment	28,354	31,556	40,551
Investments	1,000	1,000	-
Deferred tax asset	28,116	4,134	4,341
	318,191	300,991	311,317
Current assets
Inventory	85,306	91,605	72,345
Derivative financial instruments	1,870	2,799	2,397
Trade and other receivables	105,887	112,871	99,347
Corporation tax debtor	6,728	5,777	5,433
Treasury deposits and investments	267,833	242,534	241,763
Cash and cash equivalents	172,315	214,952	170,601
	639,939	670,538	591,886
Total assets	958,130	971,529	903,203
Current liabilities
Trade and other payables	125,223	132,285	116,366
Current tax liabilities	2,852	7,492	1,332
Obligations under finance leases	51	318	326
Derivative financial instruments	899	788	230
Provisions	5,602	4,700	8,122
	134,627	145,583	126,376
Net current assets	505,312	524,955	465,510
Non-current liabilities
Long term accruals	45,694	-	-
Contingent consideration	1,567	1,554	-
Long-term provisions	1,483	1,543	2,716
Obligations under finance leases	195	-	-
	48,939	3,097	2,716
Total liabilities	183,566	148,680	129,092
Net assets	774,564	822,849	774,111
Equity
Share capital	322	322	318
Share premium account	368,615	368,020	363,032
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Employee Benefit Trust Reserve	(39,064)	(39,966)	(40,224)
Treasury shares	(37,487)	(16,656)	-
Hedging reserve	1,123	2,096	3,505
Share based payment reserve	58,038	56,419	48,446
Tax reserve	41,641	43,218	33,433
Retained earnings	318,852	346,872	303,077
Total equity	774,564	822,849	774,111

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Treasury shares	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 1 January 2010	318	363,032	950	61,574	(40,224)	-	3,505	48,446	33,433	303,077	774,111
Profit for the period	-	-	-	-	-	-	-	-		16,626	16,626
Other comprehensive (loss) income for the period	-	-	-	-	-	-	(2,382)	-	671	-	(1,711)
Total comprehensive (loss) income for the period	-	-	-	-	-	-	(2,382)	-	671	16,626	14,915
Share issues	4	5,583	-	-	-	-	-	-	-	-	5,587
Shares issued from Employee Benefit Trust	-	-	-	-	1,160	-	-	-	-	(851)	309
Purchase of Treasury Shares	-	-	-	-	-	(37,487)	-	-	-	-	(37,487)
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	-	9,592	-	-	9,592
Effective rate adjustment	-	-	-	-	-	-	-	-	(12)	-	(12)
Current tax benefit relating to prior years taken directly to equity on share option gains	-	-	-	-	-	-	-	-	7,367	-	7,367
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	-	182	-	182
At 31 December 2010	322	368,615	950	61,574	(39,064)	(37,487)	1,123	58,038	41,641	318,852	774,564

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(11,309)	(11,309)
Other comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	-	20,706
Total comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	(11,309)	9,397
Share issues	80	271,584	-	-	-	-	-	-	-	271,664
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	10,581	-	-	10,581
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	2,648	-	2,648
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	3,074	-	3,074
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

Condensed consolidated cash flow statement

		Q4 2010	Q3 2010	Q4 2009	2010	2009
		(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	Note	$’000	$’000	$’000	$’000	$’000

Net cash from operating activities	8	10,516	46,118	20,923	77,907	50,233
Investing activities
Interest received		176	213	335	790	2,307
Purchase of treasury deposits (including treasury deposits acquired with subsidiary)		(176,414)	(157,449)	(211,101)	(728,990)	(603,783)
Sales of treasury deposits		151,118	194,117	189,024	703,560	487,990
Purchases of property, plant and equipment		(1,893)	(1,832)	(2,700)	(7,750)	(7,528)
Purchases of intangible assets		(1,056)	(810)	(3,225)	(6,771)	(5,799)
Acquisition of subsidiaries		-	(1,902)	-	(1,902)	66,489
Purchase of investment		-	(1,000)	-	(1,000)	-
Net cash (used in) from investing activities		(28,069)	31,337	(27,667)	(42,063)	(60,324)
Financing activities
Repayments of obligations under finance leases		(318)	-	(385)	(318)	(1,282)
Repayment of borrowings		-	(2,041)	-	(2,041)	-
Proceeds on issue of shares		745	338	625	5,661	66
Proceeds on issue of shares from Employee Benefit trust		187	38	-	225	-
Purchase of treasury shares		(25,461)	(12,026)	-	(37,487)	-
Net cash (used in) from financing activities		(24,847)	(13,691)	240	(33,960)	(1,216)

Net (decrease) /increase in cash and cash equivalents		(42,400)	63,764	(6,504)	1,884	(11,307)

Cash and cash equivalents at beginning of period		214,952	150,093	176,074	170,601	180,898

Effect of foreign exchange rate changes		(237)	1,095	1,031	(170)	1,010
Cash and cash equivalents at end of period		172,315	214,952	170,601	172,315	170,601

Notes

1.	Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial statements for the 52 weeks ended 31 December 2010 were approved by the directors on 8 February 2011. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Statutory accounts for the 52 weeks ended 1 January 2010 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies.  Those for the 52 weeks ended 31 December 2010 will be delivered following the Company’s annual general meeting. The auditors’ reports on both the accounts for the 52 weeks ended 1 January 2010 and 52 weeks ended 31 December 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not contain itself sufficient information to comply with IFRSs. We expect to publish full financial statements that comply with IFRSs in February 2010.

The financial information for the quarter Q4 2010, Q3 2010 and Q4 2009 is unaudited.

This preliminary announcement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 31 December 2010.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2010	13 weeks	2 October 2010 to 31 December 2010
Q3 2010	13 weeks	3 July 2010 to 1 October 2010
Q4 2009	13 weeks	3 October 2009 to 1 January 2010
2010	52 weeks	2 January 2010 to 31 December 2010
2009	52 weeks	3 January 2009 to 1 January 2010

2.	Going Concern

The financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $440.1m of cash and cash equivalents, including treasury deposits and investments, as at 31 December 2010 and no debt liabilities. The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

3.	Changes in share capital

In Q4 2010 308,758 new ordinary shares were issued for employee option exercises. Consideration was $617,000 at a premium of $616,000.  In addition, 132,670 ordinary shares were issued from the Employee Benefit Trust in Q4 2010 to satisfy employee option exercises.

In the 52 weeks ended 31 December 2010, 2,765,434 ordinary shares were issued for employee option exercises. Consideration was $5,609,000 at a premium of $5,604,000. In addition, 170,442 ordinary shares were issued from the Employee Benefit Trust in Q4 2010 to satisfy employee option exercises.

During 2010, CSR plc purchased 7,145,000 ordinary shares, all of which were held in treasury at 31 December 2010.

As at 31 December 2010 there were 184,953,312 shares in issue. This figure is after adjusting for 7,145,000 ordinary shares currently held by CSR plc in treasury.

4.	Reconciliation of gross profit to underlying gross profit

Non-GAAP Disclosure.  The following tables include non-GAAP measures. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors.  Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation.  These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e)  improve transparency for investors; (f) assist investors in their assessment of the long-term value of CSR; and (g) assist investors in understanding management behaviour. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures.

	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000

Gross profit	88,529	105,196	93,640	376,578	268,300
Add back:
Amortisation of acquired intangible assets	1,527	1,494	-	5,663	-
Underlying* gross profit	90,056	106,690	93,640	382,241	268,300

*The term ‘Underlying’ is defined on page 2.

5.	Reconciliation of operating (loss) /profit to underlying operating profit

	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000

Operating (loss)/profit	(58,093)	29,153	21,025	(6,253)	(15,914)
Add back:
Share option charges	1,705	2,195	1,257	9,822	10,581
Acquisition fees	-	397	-	397	10,572
Integration and restructuring	1,085	-	95	1,085	12,227
Amortisation of acquired intangible assets	3,655	3,585	3,451	14,137	9,467
Litigation settlement	59,788	-	-	59,788	-
Underlying* operating profit	8,140	35,330	25,828	78,976	26,933

*The term ‘Underlying’ is defined on page 2.

6.	Amortisation of intangibles

	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Included within:	$’000	$’000	$’000	$’000	$’000

Cost of sales	1,527	1,494	-	5,663	-
Research and development	1,213	1,200	2,501	4,980	7,488
Selling, general and administrative	915	891	950	3,494	1,979
Amortisation of acquired intangibles	3,655	3,585	3,451	14,137	9,467

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets, sales of which started in 2010. Amortisation of acquired intangibles not yet utilised in products being sold is recognised as part of Research and Development.

7.	Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*

Q4 2010	175,189,724	177,391,558
Q3 2010	179,638,339	182,522,892
Q4 2009	177,335,662	182,617,405
2010	178,074,862	181,033,874
2009	153,927,671	157,448,170
*Share options are only treated as dilutive where the result after taxation is a profit.

	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Earnings	$’000	$’000	$’000	$’000	$’000

(Loss) profit for the period	(27,333)	27,353	20,425	16,626	(11,309)
Add back:
Share option charges	1,705	2,195	1,257	9,822	10,581
Acquisition fees, net of tax	55	286	-	341	10,572
Integration and restructuring, net of tax	792	-	68	792	8,807
Deferred tax adjustment on previous acquisitions	-	-	-	-	2,946
Tax charges related to share options	518	501	-	2,586	-
Amortisation of acquired intangibles, net of tax	3,655	3,585	3,451	14,137	9,131
Loss recognition	(11,928)	-	-	(11,928)	-
Litigation settlement, net of tax	44,995	-	-	44,995	-
Underlying profit for the period	12,459	33,920	25,201	77,371	30,728

Earnings (loss) per share	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000

Basic	(0.16)	0.15	0.12	0.09	(0.07)
Diluted	(0.16)	0.15	0.11	0.09	(0.07)
Add back:
Share option charges	0.01	0.01	0.01	0.07	0.07
Integration and restructuring, net of tax	0.01	-	-	0.01	0.05
Deferred tax adjustment on previous acquisitions	-	-	-	-	0.02
Tax charges related to share options	-	0.01	-	-	-
Acquisition fees, net of tax	-	-	-	-	0.07
Amortisation of acquired intangibles, net of tax	0.02	0.02	0.02	0.07	0.06
Loss recognition	(0.06)	-	-	(0.06)	-
Litigation settlement, net of tax	0.25	-	-	0.25	-
Underlying diluted	0.07	0.19	0.14	0.43	0.20

8.	Reconciliation of net (loss)/profit to net cash from operating activities

	Q4 2010	Q3 2010	Q4 2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
	$’000	$’000	$’000	$’000	$’000

Net (loss)/ profit	(27,333)	27,353	20,425	16,626	(11,309)
Adjustments for:
Investment income	(170)	(222)	(178)	(812)	(1,915)
Finance costs /(income)	421	(1,125)	(690)	264	243
Income tax (credit)/expense	(31,011)	3,147	1,468	(22,331)	(2,933)
Amortisation of intangible assets	4,777	4,636	4,170	18,054	11,860
Depreciation of property, plant and equipment	5,586	4,492	4,596	20,091	18,383
Loss on disposal of property, plant and equipment and intangible fixed assets	172	102	16	414	503
Share option charges	1,602	2,068	1,257	9,592	10,581
Increase /(decrease) in provisions	3,832	(240)	3,097	2,227	4,313
Operating cash flows before movements in working capital	(42,124)	40,211	34,161	44,125	29,726

Increase /(decrease) in inventories	6,299	(727)	7,062	(12,961)	8,679
Decrease /(increase) in receivables	6,999	170	5,035	(6,678)	3,642
Increase /(decrease) in payables	39,619	(1,674)	(24,805)	46,093	8,233
Cash generated by operations	10,793	37,980	21,453	70,579	50,280

Foreign tax paid	(218)	(306)	(188)	(1,127)	(782)
UK Corporation tax received	-	8,691	-	8,691	-
Interest paid	(190)	(247)	(342)	(662)	(1,252)
Grant income received	131	-	-	131	-
R&D tax credit received	-	-	-	295	1,987
Net cash inflow from operating activities	10,516	46,118	20,923	77,907	50,233

9.	Segmental reporting

The Group’s reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets
Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications
Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

Segment revenues and results
There was no inter-segmental revenue in any of the periods shown.
The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ending 31 December 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	339,149	238,388	223,071	—	800,608
Result
Underlying operating profit	(25,238)	59,395	44,819	—	78,976
Share-based payment charges				(9,822)	(9,822)
Amortisation of acquired intangible assets				(14,137)	(14,137)
Integration and restructuring				(1,085)	(1,085)
Litigation settlement				(59,788)	(59,788)
Acquisition fees				(397)	(397)
Operating loss					(6,253)
Investment income					812
Finance costs					(264)
Loss before tax					(5,705)

The Group discloses underlying operating profit as the measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, who is the Group’s Chief Executive Officer. Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.

Underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition fees, share-based payment charges, integration and restructuring charges, charges related to the amortisation of acquired intangible assets and the litigation settlement.

A substantial proportion of R&D costs are allocated to the handset business unit.  Other operating costs are allocated on activity.  This method of cost allocation is used to report costs to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

9.	Segmental reporting (continued)

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ending 1 January, 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	310,792	163,271	127,336	-	601,399
Result
Underlying operating profit	4,641	6,246	16,046	-	26,933
Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition fees				(10,572)	(10,572)
Operating loss					(15,914)
Investment income					1,915
Finance costs					(243)
Loss before tax					(14,242)

Allocation of goodwill to segments

	31 December 2010	1 January 2010
	$’000	$’000
Reportable segment
HBU	151,477	151,477
ACBU	21,770	18,570
APBU	51,404	51,404
	224,651	221,451

Acquisition of subsidiary – APT Licensing Limited

On 20 July 2010, CSR plc acquired 100% of the issued share capital of APT Licensing Limited (APT), a leading ultra-high quality codec developer, for a consideration of $3.9m.  The acquisition will enhance CSR’s technical capability in audio codecs and strengthen the Group’s presence in mobile and wireless audio streaming.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed
$’000

Financial assets	813
Property, plant and equipment	117
Intangible assets	2,500
Financial liabilities	(2,760)
670

Goodwill	3,200
Total consideration	3,870

Satisfied by:
Cash	2,330
Contingent consideration arrangement	1,540
Total consideration transferred	3,870

Net cash outflow arising on acquisition
Cash consideration	(2,330)
Cash and cash equivalents acquired	428
(1,902)

At 20 July 2010, APT had borrowings of $2.0m that CSR repaid immediately on acquisition.